                                  EXHIBIT 22.2

         --------------------------------------------------------------


                          The Commercial Bancorp Inc.'s
                               1998 Annual Report

                          THE COMMERCIAL BANCORP, INC.

                               1998 ANNUAL REPORT

                       ABOUT THE COMMERCIAL BANCORP, INC.


The Commercial Bancorp, Inc. (the "Holding Company") was incorporated on August 15, 1996. The Holding Company owns 100% of the outstanding common stock of The Commercial Bank of Volusia County ("TCB-Volusia") (collectively "TCB"). The Holding Company was organized simultaneously with TCB-Volusia and its only business is the ownership and operation of TCB-Volusia. TCB-Volusia is a Florida state-chartered commercial bank and its deposits are insured by the Federal Deposit Insurance Corporation. TCB-Volusia opened for business on October 14, 1997, and provides community banking services to businesses and individuals in Volusia County, Florida. At December 31, 1998, TCB operated one retail banking office in Ormond Beach, Florida and had total assets of $21.7 million and total stockholders' equity of $3.3 million.


                        COMMON STOCK PRICES AND DIVIDENDS


TCB's common stock is not actively traded. The common stock was sold in a public offering in which TCB sold "units" including one common share and a warrant entitling the holder to purchase an additional common share. The units were sold for $10 each. TCB has never paid cash dividends. Future dividends, if any, will be determined by the Board of Directors.

As of March 15, 1999, the Company had 350 holders of record of common stock.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


This Report contains certain forward-looking statements which represent the issuer's expectations or beliefs, including, but not limited to, statements concerning the banking industry and the issuer's operations, performance, financial condition, and growth. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "should," "can," "estimate," or "continue" or the negative of other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the issuer's control, and actual results may differ materially depending on a variety of important factors, including competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by The Commercial Bancorp, Inc. among other things.

                                    CONTENTS

                                                                           Page

Consolidated Financial Highlights...........................................1

Message from the President................................................2-3

Officers and Directors....................................................4-5

Selected Financial Data.....................................................6

Management's Discussion and Analysis of Financial Condition
         and Results of Operations.......................................7-21

Consolidated Financial Statements.......................................22-39

Independent Auditors' Report...............................................40

Corporate Information......................................................41




                        CONSOLIDATED FINANCIAL HIGHLIGHTS

            At December 31, 1998 and 1997 or For the Years Then Ended
                (Dollars in thousands, except per share figures)

                                                                                                 1998             1997
                                                                                                 ----             ----
At Year End:

     Total assets.......................................................................  $    21,676             7,078
     Securities.........................................................................  $     3,302              -
     Loans, net.........................................................................  $    11,563             3,746
     Deposits...........................................................................  $    16,785             2,678
     Borrowings.........................................................................  $     1,365              -
     Stockholders' equity...............................................................  $     3,257             4,334
     Book value per share...............................................................  $      7.01              9.32
     Shares outstanding.................................................................      464,791           464,791
     Warrants to purchase one share of common stock outstanding.........................      450,000           450,000
     Equity-to-assets ratio.............................................................        15.03%            61.23%
     Nonperforming assets-to-total assets ratio.........................................         5.53%             -

For The Year:

     Net interest income................................................................          357                69
     Provision for loan losses..........................................................          725                35
     Cumulative effect of accounting change for organization costs                               (100)               -
     Net loss...........................................................................       (1,071)             (262)
     Return on average assets...........................................................        (6.35)%           (9.18)%
     Return on average equity...........................................................       (28.23)%          (11.91)%
     Average equity-to-average assets ratio.............................................        22.51%            77.02%
     Noninterest expenses to average assets.............................................         7.32%            16.85%


                                                                                                     Average Yield
                                                                                                     or Rate
                                                                                                     During the
                                                                                                     Years Ended
                                                                                                     December 31,
                                                                                                     ------------
                                                                                                 1998            1997
                                                                                                 ----            ----
Yields and Rates:

     Loans...............................................................................        8.14%           8.88%
     Securities..........................................................................        4.07%            -  %
     Other interest-earnings assets (1)..................................................        5.41%           4.88%
     Total interest-earnings assets......................................................        6.71%           5.38%
     Deposits............................................................................        5.17%           3.95%
     Borrowings..........................................................................        6.86%           9.47%
     Total interest-bearing liabilities..................................................        5.22%           7.19%
     Net interest margin (2).............................................................        2.42%           3.28%

-----------------

(1) Includes federal funds sold, interest bearing deposits and Federal Home Loan Bank stock.

(2)       Net interest income divided by average interest-earning assets.

                           MESSAGE FROM THE PRESIDENT





Dear Stockholders:

We present the 1998 Annual Report to you with mixed emotions. At the end of our first full year of operations we have many accomplishments to view with a great deal of pride. And yet, the year has not been without its challenges and the impact of those challenges moderates our accomplishments and forces us to reflect soberly on the issues at hand and their resolution.

Our Bank's performance can be highlighted for its success in meeting anticipated growth rates. The total deposits of the Bank met original growth goals when they reached almost $16.8 million at year end. Loan growth met originally budgeted growth rates as well and totaled $12.3 million on December 31st. However, it was in our loan portfolio that our first disappointment occurred. Management downgraded two separate loan relationships in August of 1998. In both cases these borrowers had suffered problems not related to our loans. The continued performance of the loans became questionable soon after the problems were identified and management recommended the provision for loan losses be increased in accordance with our loan policy. The provision is believed to be a conservative position for the potential losses on these relationships, nevertheless, the impact on our earnings for 1998 was significant.

In July of 1998 our Bank had one of the proudest moments in its brief history. As a result of the wildfires that plagued our area for so many weeks, it was necessary for us to enact our disaster plans and evacuate our building. While we were able to return to operation the next morning, the fires in Flagler County forced the evacuation of the entire county. During the evacuations, we were aware that the banks in Flagler could be days in opening while their employees returned from the evacuation, and that automated teller machines would be empty of cash or may not be online with the loss of power and/or telephone lines. Recognizing the difficulties this would create on the residents and having just executed our own disaster and recovery programs, we felt our Bank could help provide relief services to the residents of Flagler County upon their return. Our Bank decided to offer an emergency check cashing service. In an outstanding display of the cooperation by professionals, agencies, and individuals that is characteristic of the human reaction to disaster, we applied for and received regulatory approval to operate the check cashing service in under 8 hours. Coordinating with the Emergency Relief Team effort in Flagler County was next and on July 6, 1998 our Bank opened a check cashing facility. We received national recognition for this effort and are proud to relate it to you today.

In a less positive development, our Company's plans to assist an organizing group in Highlands County with the charter of a new bank which would have joined our Holding Company as its second bank were not able to proceed. The efforts of management, our time and attention, and the financial impact of the expenses related to the applications and stock registration were substantially expensed in 1998, also creating a significant impact on our first full year's earnings. On the positive side, our focus proceeding forward will return to the Volusia County Bank and we are certain its performance can be improved to provide desirable returns for our shareholders.

During our proposed expansion, the Bank expanded its Board of Directors and Management Team. Most notably, after the Annual Meeting last year, our Bank Board was expanded with addition of Michael D. Crotty and William L. Olivari as Directors. Michael Crotty is an attorney with the firm of Black, Crotty, Sims, Hubka, Burnett, Birch and Samuels in Daytona Beach, Florida. He is a lifelong resident of Volusia County and extends our contacts with businessmen and professionals in the area with his experience. Bill Olivari is a prominent CPA in the Ormond Beach area practicing at his own firm, Olivari and Associates. He has been living and working in the area since 1973, has a most impressive list of professional and service organization achievements, and brings a lot of experience to our Board. We are extremely proud to welcome both of these new Directors to our Bank Board.

In addition, the Bank hired a new President and Chief Executive Officer,  Robert
M. Montgomery. Bob Montgomery brings 25 years of service with Compass Bancshares in Birmingham, Alabama and a great deal of banking expertise to our Volusia County Bank. His professional and civic activities have included Chairman, Junior Achievement of Greater Birmingham, Inc.; Chairman, Commercial Credit Committee, Alabama Bankers' Association; and President's Advisory Council,
Birmingham Southern College. We are very happy to have Bob associated with our Bank.

Our growth and earnings potential are firm and our marketplace in Volusia County continues to grow and prosper. The capital base of the Bank will support the growth anticipated for the future and with that growth will come profitability on a monthly basis. The problem loans appear to be near their resolution and the rest of our portfolio has exhibited satisfactory performance and credit strengths. Management is confident the Volusia County Bank is sound and will continue to develop.

While we are disappointed with our plans for the development of the second bank, we are proud and confident that our initial plans for our Company can still be met. There is no doubt that the challenges of the first full year of operations have tested our Company but those challenges have not diminished our potential for the future in any manner. We look to that future to provide you a competitive return on your investment while we provide our community with an outstanding Bank.

Sincerely,



Gary G. Campbell
President

                            DIRECTORS AND OFFICERS OF

                          THE COMMERCIAL BANCORP, INC.



                                    OFFICERS

                                Gary G. Campbell
                      President and Chief Executive Officer

                              Harvey E. Buckmaster
                             Chief Financial Officer


                                    DIRECTORS

                                   Larry Kent
                 Chairman of the Board - Burger King Franchiser

                                James R. Peacock
               Vice Chairman of the Board - Real Estate Developer

                                Gary G. Campbell
                      President and Chief Executive Officer

                                Richard R. Dwyer
                                   Stockbroker

                                Frederick Keiber
                              Opthamologist/Surgeon

                                 James McCollum
                                 Attorney at Law

                                  Norbert Walz
                              Real Estate Developer

                            DIRECTORS AND OFFICERS OF

                      THE COMMERCIAL BANK OF VOLUSIA COUNTY

                                    OFFICERS

                                 Bob Montgomery
                      President and Chief Financial Officer

                              Harvey E. Buckmaster
           Senior Vice President - Chief Financial Officer and Cashier

                                 Charles E. Merz
                        Vice President - Commercial Loans

                                Barbara A. Cloyd
                      Assistant Vice President - Operations

                                   Sandy Bowe
                 Assistant Vice President - Loan Administration

                                  Ginny Goodin
                            Assistant Vice President

                                    DIRECTORS

                                James R. Peacock
                  Chairman of the Board - Real Estate Developer

                                   Larry Kent
               Vice Chairman of the Board - Burger King Franchiser

                                Gary G. Campbell
                          The Commercial Bancorp, Inc.

                               Stanley S. Bronski
                                     Retired

                                Richard R. Dwyer
                                   Stockbroker

                                Thomas R. Horton
                           Trustee/Stetson University

                               Susan A. Nicholson
                                Interior Designer

                               Clarence Singletary
                              Real Estate Developer

                                Michael D. Crotty
                                 Attorney at Law

                               William L. Oliveri
                           Certified Public Accountant

                                   Kirk Bauer
                                 Attorney at Law

                             SELECTED FINANCIAL DATA

            At December 31, 1998 and 1997 or For the Years Then Ended
                (Dollars in thousands, except per share figures)

                                                                                              1998               1997
                                                                                              ----               ----
At Year End:
Cash and cash equivalents...............................................................  $   4,949             2,466
Securities..............................................................................      3,302             -
Loans, net..............................................................................     11,563             3,746
All other assets........................................................................      1,862               866
                                                                                           --------          --------

     Total assets.......................................................................  $  21,676             7,078
                                                                                            =======           =======

Deposits................................................................................     16,785             2,678
Borrowings..............................................................................      1,365              -
All other liabilities...................................................................        269                66
Stockholders' equity....................................................................      3,257             4,334
                                                                                           --------           -------

     Total liabilities and stockholders' equity.........................................  $  21,676             7,078
                                                                                            =======           =======

For the Year:

Total interest income...................................................................        989               113
Total interest expense..................................................................        632                44
                                                                                          ---------         ---------

Net interest income.....................................................................        357                69
Provision for loan losses...............................................................        725                35
                                                                                          ---------         ---------

Net interest (loss) income after provision for loan losses..............................       (368)               34
                                                                                          ---------         ---------

Noninterest income......................................................................         52                 2
Noninterest expenses....................................................................      1,233               481
                                                                                           --------          --------

Loss before income tax benefit and cumulative effect of change in
     accounting principle...............................................................     (1,549)             (445)

Income tax benefit......................................................................       (578)             (183)
                                                                                           --------          --------

Net loss before cumulative effect of change in accounting principle                            (971)             (262)

Cumulative effect of accounting change for organization costs                                  (100)               -
                                                                                           --------           -------

Net loss................................................................................  $  (1,071)             (262)
                                                                                            =======          ========

Basic and diluted loss per share:
     Loss before cumulative effect of change in accounting principle                          (2.09)            (2.00)
     Cumulative effect of accounting change for organization costs                             (.22)              -
                                                                                          ---------           -------

     Net loss........................................................................... $    (2.31)            (2.00)
                                                                                           ========          ========

Weighted-average number of shares outstanding for basic and diluted.....................    464,791           130,682
                                                                                            =======           =======


Ratios and Other Data:

Return on average assets................................................................      (6.35%)           (9.18%)
Return on average equity................................................................     (28.23%)          (11.91%)
Average equity to average assets........................................................       22.51%           77.02%
Net interest margin.....................................................................        2.42%            3.28%
Noninterest expenses to average assets..................................................        7.32%           16.85%
Ratio of average interest-earning assets to average interest-bearing liabilities........        1.22             3.43
Nonperforming loans as a percentage of total assets at end of year......................        5.53%              -
Allowance for loan losses as a percentage of total loans at end of year.................        6.17%             .93%
Allowance for loan loses as a percentage of nonperforming loans                               127.24%              N/A
Number of banking offices...............................................................           1                1
Total shares outstanding at end of year.................................................     464,791          464,791
Book value per share at end of year.....................................................      $ 7.01             9.32
Dividend pay-out ratio..................................................................       -                 -

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                     Years Ended December 31, 1998 and 1997

                                     General

The Commercial Bancorp, Inc. ("TCB") was incorporated on August 15, 1996. TCB owns 100% of the outstanding common stock of The Commercial Bank of Volusia County ("TCB-Volusia") (collectively also "TCB"). TCB was organized simultaneously with TCB-Volusia and its only business is the ownership and operation of TCB-Volusia. TCB-Volusia is a Florida state-chartered commercial bank and is insured by the Federal Deposit Insurance Corporation. TCB-Volusia opened for business on October 14, 1997, and provides community banking services to businesses and individuals in Volusia County, Florida.

At December 31, 1998, TCB had total consolidated assets of $21.7 million, an increase of 206.24% over total assets of $7.1 million at December 31, 1997. During the year ended December 31, 1998, net loans receivable increased to $7.8 million from $11.6 million at December 31, 1997. TCB's portfolio of securities increased to $3.3 million at December 31, 1998. TCB's deposits increased to $16.8 million at December 31, 1998 from $2.7 million as of December 31, 1997. TCB's borrowings increased to $1.4 million as of December 31, 1998. TCB had a consolidated net loss of $1,071,000 or $2.31 basic and diluted loss per share for the year ended December 31, 1998 compared to consolidated net loss of $262,000 or $2.00 basic and diluted loss per share for 1997.

                                New Bank Charter

TCB along with a group of local organizers made application to the state of Florida for a bank charter in Highlands County, Florida. Management planned to raise the capital for the new bank from a public offering of TCB's common stock. In early 1999, TCB withdrew their application and the local organizers from Highlands County elected to continue without TCB. Because of this, management has terminated its planned public offering and has charged-off $88,986 in prepaid offering expenses as of December 31, 1998.

                           Regulation and Legislation

As a state-chartered commercial bank, TCB-Volusia is subject to extensive regulation by the Florida Department of Banking and Finance ("Florida DBF") and the Federal Deposit Insurance Corporation ("FDIC"). TCB-Volusia files reports with the Florida DBF and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Florida DBF and the FDIC to monitor TCB-Volusia's compliance with the various regulatory requirements. TCB and TCB-Volusia are also subject to regulation and examination by the Federal Reserve Board of Governors.

                              Year 2000 Compliance

TCB is acutely aware of the many areas affected by the Year 2000 computer issue, including those addressed by the Federal Financial Institutions Examination Council in its interagency statement which provided an outline for institutions to effectively manage the Year 2000 challenges. A Year 2000 plan has been approved by the Board of Directors which includes multiple phases, tasks to be completed, and target dates for completion. Issues addressed in the plan include awareness, assessment, renovation, validation, implementation, testing, and contingency planning.

TCB has formed a Year 2000 committee that is charged with the oversight of completing the Year 2000 project on a timely basis. TCB has completed its awareness, assessment and renovation phases and is actively involved in validating and implementing its plan. At the present time, TCB has substantially completed its testing phase. Since it routinely upgrades and purchases technologically advanced software and hardware on a continual basis, TCB has determined that the cost of making modifications to correct any Year 2000 issues will not materially affect reported operating results.

TCB's vendors and suppliers have been contacted for written confirmation of their product readiness for Year 2000 compliance. Negative or deficient responses are analyzed and periodically reviewed to prescribe timely actions within TCB's contingency planning. TCB's main service provider has completed testing of its mission critical application software and item processing software; the test results, which have been documented and validated, are deemed to be Year 2000 compliant. FFIEC guidance on testing Year 2000 compliance of service providers states that proxy tests are acceptable compliance tests. In proxy testing, the service provider tests with a representative sample of financial institutions that use a particular service, with the results of such testing shared with all similarly situated clients of the service provider. TCB has authorized the acceptance of proxy testing since the proxy tests have been conducted with financial institutions that are similar in type and complexity to its own, using the same version of the Year 2000 ready software and the same hardware and operating systems.

TCB also recognizes the importance of determining that its borrowers are addressing the Year 2000 problem in a timely manner to avoid deterioration of TCB's loan portfolio solely due to this issue. All material relationships have been identified and questionnaires have been completed to assess the inherent risks. Deposit customers have received statement stuffers and informational material in this regard. TCB plans to work on a one-on-one basis with any borrower who has been identified as having high Year 2000 risk exposure.

Accordingly, management does not believe that TCB has incurred or will incur material costs associated with the Year 2000 issue. Yet, there can be no assurances that all hardware and software that TCB will use will be Year 2000 compliant. Management cannot predict the amount of financial difficulties it may incur due to customers and vendors inability to perform according to their agreements with TCB or the effects that other third parties may cause as a result of this issue. Therefore, there can be no assurance that the failure or delay of others to address the issue or that the costs involved in such process will not have a material adverse effect on TCB's business, financial condition, and results of operations.

TCB's contingency plans relative to Year 2000 issues have not been finalized - these plans are evolving as the testing of systems proceeds. During the completion of the testing phase management will determine if it is necessary to develop a "worst case scenario" contingency plan. Based on testing results to date (as noted above), TCB's mission critical systems have been deemed to be Year 2000 compliant and, therefore a contingency plan has not been developed with respect to those systems. With regards to non-mission critical internal systems, TCB's contingency plans are to replace those systems that test as being noncompliant. Alternatively, some systems could be handled manually on an interim basis. Should outside service providers not be able to provide compliant systems, TCB will terminate those relationships and transfer to other vendors. It is anticipated that TCB's deposit customers will have increased demands for cash in the latter part of 1999 and correspondingly TCB will maintain higher liquidity levels.

                         Liquidity and Capital Resources

A state-chartered commercial bank is required under Florida law and FDIC regulations to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total nontransaction accounts subject to certain restrictions. The reserve may consist of cash-on-hand, demand deposits due from correspondent banks, and other investments and short-term marketable securities. At December 31, 1998 and December 31, 1997, TCB-Volusia exceeded its regulatory liquidity requirements.

TCB's primary source of cash and cash equivalents during the year ended December 31, 1998 was net deposit inflows of $14.1 million and repayments on securities available for sale of $2.9 million. During this same period, cash and cash equivalents were used to originate loans, net of repayments, of $8.6 million and purchase securities available for sale of $6.3 million resulting in a net increase in cash and cash equivalents of approximately $2.5 million. TCB's primary source of cash during the year ended December 31, 1997 was the proceeds from the sale of common stock of $4.6 million and net deposit inflows of $2.7 million. Cash was used primarily to originate loans and to purchase premises and equipment.

                                   Credit Risk

TCB's primary business is making commercial, business, consumer, and real estate loans. That activity entails potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond the control of TCB. While TCB has instituted underwriting guidelines and credit review procedures to protect TCB from avoidable credit losses, some losses will inevitably occur. The provision for loan losses for the year ended December 31, 1998 was $725,000 and the allowance for loan losses was $760,000 at December 31, 1998. The provision and the allowance increased primarily due to the classification of commercial loans to two borrowers during the third quarter of 1998. Management has identified certain weaknesses in these borrowers. These two relationships include $597,000 (4.84% of total loans) in commercial loans to one borrower which were more than 180 days past due at December 31, 1998 and another commercial relationship of $602,000 (4.89% of total loans) which was more than ninety days past due at December 31, 1998. Management believes the allowance at December 31, 1998 is adequate. Both loans are on nonaccrual status at December 31, 1998. TCB had no nonaccrual loans at December 31, 1997, and has no charge-off experience.

The following table sets forth information with respect to activity in TCB's allowance for loan losses during the periods indicated (dollars in thousands):

                                                                                             Year Ended December 31,
                                                                                             -----------------------
                                                                                           1998                  1997
                                                                                           ----                  ----

     Average loans outstanding.......................................................   $  8,466                   259
                                                                                          ======               =======

     Allowance at beginning of year..................................................         35                    -
     Provision for loan losses.......................................................        725                    35
                                                                                         -------               -------

     Allowance at end of year........................................................  $     760                    35
                                                                                         =======               =======

     Allowance as a percent of total loans...........................................       6.17%                  .93%
                                                                                         =======                ======

     Total gross loans at end of year................................................   $ 12,319                 3,770
                                                                                          ======                 =====

The following table presents information regarding TCB's total allowance for losses as well as the allocation of such amounts to the various categories of loans (dollars in thousands):

                                                                                                At December 31,
                                                                               -----------------------------------------
                                                                                      1998                  1997
                                                                                      ----                  ----
                                                                                            Loans                 Loans
                                                                                             to                    to
                                                                                            Total                 Total
                                                                               Amount       Loans     Amount      Loans
                                                                               ------       -----     ------      -----

               Commercial.................................................     $ 733         75.1%      $ 27       75.1%
               Residential real estate....................................        13         11.8          4       11.4
               Commercial real estate.....................................         6          5.8          2        6.4
               Consumer and home equity...................................         8          7.3          2        7.1
                                                                               -----       ------        ---     ------

               Total allowance for loan losses............................     $ 760        100.0%      $ 35      100.0%
                                                                                 ===        =====         ==      =====


                           Loan Portfolio Composition

Commercial loans and residential real estate loans comprise the largest groups of loans in TCB's portfolio. As of December 31, 1998 and December 31, 1997, commercial loans amounted to $9.3 million or 75.1% and $2.8 million or 75.1% of the total loan portfolio. Residential real estate loans amounted to $1.4 million or 11.8% and $429,000 or 11.4% as of December 31, 1998 and December 31, 1997, of
which approximately 89.5% and 86.9% are first mortgage loans.

Consumer and home equity loans comprise the next largest group of loans in TCB's loan portfolio, amounting to $897,000 or 7.3% and $268,000 or 7.1% of the total loan portfolio as of December 31, 1998 and December 31, 1997. As of December 31, 1998 and December 31, 1997, commercial real estate loans, amounted to $717,000 or 5.8% and $241,000 or 6.4%, of the total loan portfolio.

The following table sets forth the composition of TCB's loan portfolio at December 31, 1998 and 1997:


                                                                                     1998                1997
                                                                              ------------------     ----------------
                                                                                          % of                  % of
                                                                              Amount      Total       Amount    Total
                                                                              ------      -----       ------    -----
                                                                                               (In thousands)

               Commercial................................................   $  9,255       75.1%     $ 2,832      75.1%
               Residential real estate...................................      1,450       11.8          429      11.4
               Commercial real estate....................................        717        5.8          241       6.4
               Consumer and home-equity..................................        897        7.3          268       7.1
                                                                            --------     ------       ------    ------

                                                                              12,319      100.0%       3,770     100.0%
                                                                                          =====                  =====

               (Subtract) add:
                 Allowance for loan losses...............................       (760)                    (35)
                 Net deferred costs......................................          4                      11
                                                                             -------                 -------

               Loans, net................................................   $ 11,563                 $ 3,746
                                                                              ======                   =====

                                   Securities

The securities portfolio is comprised of mortgage-backed securities. According to Financial Accounting Standards No. 115, the securities portfolio must be categorized as either "held to maturity", "available for sale" or "trading". Securities held to maturity represent those securities which TCB has the positive intent and ability to hold to maturity. Securities available for sale represent those investments which may be sold for various reasons, including changes in interest rates and liquidity considerations. These securities are reported at fair market value with unrealized gains and losses being reported as a separate component of stockholders equity, net of income taxes. Trading securities are held primarily for resale and are recorded at their fair values. Unrealized gains or losses on trading securities are included immediately in earnings. At December 31, 1998, TCB had no securities categorized as held to maturity or trading. At December 31, 1997, TCB did not have any securities.

The following table sets forth the carrying value of TCB's securities portfolio, maturities of which all exceed ten years (dollars in thousands):

                                                                                        At December 31,       Average
                                                                                           1998               Yield
                                                                                           ----               -----
         Securities available for sale:
               Mortgage-backed securities..............................................  $ 3,302                4.07%
                                                                                           =====                ====

                         Regulatory Capital Requirements

TCB and TCB-Volusia are subject to various regulatory capital requirements administered by various regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the TCB's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, TCB-Volusia must meet specific capital guidelines that involve quantitative measures of TCB-Volusia's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. TCB-Volusia's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require TCB-Volusia to maintain minimum amounts and percents (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that TCB-Volusia meets all capital adequacy requirements to which it is subject.

                                                                                                    To Be Well
                                                                          Minimum                Capitalized Under
                                                                        For Capital              Prompt Corrective
                                                 Actual              Adequacy Purposes:          Action Provisions
                                                 ------              ------------------          -----------------
                                       Amount            %          Amount           %          Amount            %
                                       ------            -          ------           -          ------            -
                                                                          (dollars in thousands)
     As of December 31, 1998:
         Total capital (to Risk-
         Weighted Assets).........    $ 3,168            23.2%     $ 1,081           8.0%       $ 1,352          10.0%
         Tier I Capital (to Risk-
         Weighted Assets).........      2,504            18.3          541           4.0            811           6.0
         Tier I Capital
         (to Average Assets)......      2,504            12.6          798           4.0          1,596           5.0

     As of December 31, 1997:
         Total capital (to Risk-
         Weighted Assets).........   $  3,950            92.7%       $ 341           8.0%         $ 426          10.0%
         Tier I Capital (to Risk-
         Weighted Assets).........      3,767            88.4          171           4.0            256           6.0
         Tier I Capital
         (to Average Assets)......      3,767            69.2          218           4.0            272           5.0


                                   Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. TCB's market risk arises primarily from interest-rate risk inherent in its lending and deposit taking activities. To that end, management actively monitors and manages its interest-rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 8 of Notes to Consolidated Financial Statements.

TCB's primary objective in managing interest-rate risk is to minimize the adverse impact of changes in interest rates on TCB's net interest income and capital, while adjusting TCB's asset-liability structure to obtain the maximum yield-cost spread on that structure. TCB relies primarily on its asset-liability structure to control interest-rate risk. However, a sudden and substantial increase in interest rates may adversely impact TCB's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. TCB does not engage in trading activities.

                           Asset - Liability Structure

As part of its asset and liability management, TCB has emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in managing TCB's earnings. Management believes that these processes and procedures provide TCB with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in tighter controls and less exposure to interest-rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as rate sensitive assets/rate sensitive liabilities. A gap ratio of 1.0% represents perfect matching. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations, TCB's management continues to monitor asset and liability management policies to better match the maturities and repricing terms of its interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate loans; (ii) maintaining a stable core deposit base; and (iii) maintaining a significant portion of liquid assets (cash and short-term securities).

The following table sets forth certain information relating to TCB's interest-earning assets and interest-bearing liabilities at December 31, 1998 that are estimated to mature or are scheduled to reprice within the period shown (dollars in thousands):

                                                             More       More
                                                             Than       Than
                                                            Three       Six           More          More
                                                             Months     Months       than One      than
                                              Three        to Six       to One       Year to       Five
                                               Months        Months       Year      Five Years      Years       Total
                                               ------        ------       ----      ----------      -----       -----
Loans (1):
    Commercial............................    $ 8,910           -            2             289         54        9,255
    Residential real estate...............         40           -           -               61      1,349        1,450
    Commercial real estate................        684           -           -               33       -             717
    Consumer and home equity..............        186             4          9             698       -             897
                                               ------      --------    -------          ------    -------      -------

         Total loans......................      9,820             4         11           1,081      1,403       12,319

Securities................................      1,414         1,888         -             -          -           3,302
Federal funds sold........................      4,259           -           -             -          -           4,259
                                               ------       -------    -------        --------   --------      -------

         Total rate-sensitive assets......     15,493         1,892         11           1,081      1,403       19,880
                                               ------         -----     ------           -----      -----       ------

Deposit accounts (2):
    Money-market deposits.................        329           -           -             -          -             329
    Savings and NOW deposits..............      5,069           -           -             -          -           5,069
    Time deposits.........................      3,156         1,119        833           5,375       -          10,483
                                                -----         -----     ------           -----   --------       ------

         Total deposits...................      8,554         1,119        833           5,375       -          15,881

    Borrowings............................        365           -           -             -         1,000        1,365
                                              -------      --------   --------        --------      -----      -------

         Total rate-sensitive liabilities.      8,919         1,119        833           5,375      1,000       17,246
                                              -------      --------   --------        --------      -----      -------

GAP (repricing differences)...............   $  6,574           773       (822)         (4,294)       403        2,634
                                               ======        ======     ======           =====     ======       ======

Cumulative GAP............................   $  6,574         7,347      6,525           2,231      2,634
                                               ======         =====      =====           =====      =====

Cumulative GAP/total assets...............      30.27%        33.83%     30.04%          10.27%     12.13%
                                                =====         =====      =====           =====      =====



(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.
(2) Money-market, NOW, and savings deposits are regarded as readily accessible withdrawable accounts. Time deposits are scheduled according to their respective maturity dates.

The following table reflects the contractual principal repayments by period of TCB's loan portfolio at December 31, 1998 (in thousands):

                                                              Residential      Commercial      Consumer
         Years Ending                                             Real            Real         and Home
         December 31,                            Commercial      Estate          Estate         Equity         Total
         ------------                            ----------      ------          ------         ------         -----

           1999.............................      $ 4,886         -               629              77           5,592
           2000.............................          315         -               -               175             490
           2001-2002........................        1,910            16            59             379           2,364
           2003-2004........................        1,651            71            29             210           1,961
           2005 & beyond....................          493         1,363           -                56           1,912
                                                   ------         -----         -----            ----          ------

           Total............................      $ 9,255         1,450           717             897          12,319
                                                    =====         =====           ===             ===          ======

Of the $6.7 million of loans at December 31, 1998 due after one year, 36.9% of such loans have fixed interest rates and 63.1% have adjustable interest rates.

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their average contractual terms due to prepayments. In addition, due-on-sale clauses on loans generally give TCB the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially higher than current mortgage loan rates.

Origination and Repayment of Loans. The primary focus of TCB's new loan originations are to commercial borrowers. These loans are attributable to TCB's relationship with their depositors and other existing customers as well as its local advertising. TCB generally originates loans on real estate located in its primary geographical lending area in Volusia County, Florida.

The following table sets forth total loan originations and principal repayments:

                                                                                              Year Ended December 31,
                                                                                              -----------------------
                                                                                              1998               1997
                                                                                              ----               ----
                                                                                                     (In thousands)

         Originations:
              Commercial...............................................................      $ 6,948            3,290
              Residential real estate..................................................        1,237              430
              Commercial real estate...................................................        1,019             -
              Consumer and home equity.................................................          743              271
                                                                                             -------           ------

                 Total loans originated................................................        9,947            3,991

              Principal reductions.....................................................       (1,398)            (221)
                                                                                               -----           ------

              Increase in total loans..................................................      $ 8,549            3,770
                                                                                               =====            =====

Deposits and Other Sources of Funds

General. In addition to deposits, the sources of funds available for lending and other business purposes include loan repayments and principal repayments on securities. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are influenced significantly by general interest rates and money-market conditions. Borrowings may be used on a short-term basis to compensate for reductions in other sources, such as deposits at less than projected levels.

Deposits. Deposits are attracted principally from TCB's primary geographic market areas in Volusia County, Florida. TCB offers a broad selection of deposit instruments including demand deposit accounts, NOW accounts, money- market accounts, regular savings accounts, term certificate accounts, and retirement savings plans (such as IRA accounts). Certificate of deposit rates are set to encourage longer maturities as cost and market conditions will allow. Deposit account terms vary, with the primary differences being the minimum balance required, the time period the funds must remain on deposit, and the interest rate. TCB has emphasized commercial banking relationships in an effort to increase demand deposits as a percentage of total deposits.

Management sets the deposit interest rates weekly based on a review of deposit flows for the previous week and a survey of rates among competitors and other financial institutions in Florida.

The following table shows the distribution of, and certain other information relating to, TCB's deposit accounts by type (dollars in thousands):

                                                                                         At December 31,
                                                                                         ---------------
                                                                                   1998                   1997
                                                                                   ----                   ----
                                                                                     % of                     % of
                                                                             Amount  Deposits       Amount   Deposits
                                                                             ------  --------       ------   --------

         Demand deposits................................................  $     905       5.4%     $   832       31.0%
         NOW deposits...................................................      4,859      28.9          948       35.4
         Money-market deposits..........................................        329       2.0           66        2.5
         Savings deposits...............................................        209       1.2           93        3.5
                                                                                ---     -----       ------     ------

              Subtotal     .............................................      6,302      37.5        1,939       72.4

         Certificates of deposit:
              3.00% - 3.99%.............................................        164       1.0          -          -
              4.00% - 4.99%.............................................      1,310       7.8          -          -
              5.00% - 5.99%.............................................      5,262      31.4          514       19.2
              6.00% - 6.99%.............................................      3,747      22.3          225        8.4
                                                                            -------     -----       ------     ------

         Total certificates of deposit..................................     10,483      62.5          739       27.6
                                                                             ------     -----       ------      -----

         Total deposits.................................................   $ 16,785     100.0%     $ 2,678      100.0%
                                                                             ======     =====        =====      =====

The following table presents by various interest rate categories the amounts of certificates of deposit at December 31, 1998 which mature during the periods indicated (in thousands):

                                                                                   Year Ending December 31,
                                                                                   ------------------------
                                                                            1999        2000         2001       Total
                                                                            ----        ----         ----       -----

     3.00% - 3.99%...................................................     $   164        -             -          164
     4.00% - 4.99%...................................................       1,258         23           29       1,310
     5.00% - 5.99%...................................................       3,387      1,747          128       5,262
     6.00% - 6.99%...................................................         298      3,449          -         3,747
                                                                           ------      -----        -----       -----

     Total certificates of deposit...................................     $ 5,107      5,219          157      10,483
                                                                            =====      =====          ===      ======

Jumbo certificates ($100,000 and over) mature as follows (in thousands):

                                                                                                      December 31,
                                                                                                ------------------------
                                                                                                  1998           1997
                                                                                                  ----           ----

     Due three months or less................................................................  $    402           -
     Due over three months to six months.....................................................       100           100
     Due over six months to one year.........................................................       201           -
     Due over one year.......................................................................       827           200
                                                                                                 ------           ---

                                                                                                $ 1,530           300
                                                                                                  =====           ===

The following table sets forth the net deposit flows of TCB during the periods indicated (in thousands):

                                                                                              Year Ended December 31,
                                                                                              -----------------------
                                                                                                   1998       1997
                                                                                                   ----       ----

     Net increase before interest credited..............................................       $ 13,494        2,668
     Net credited.......................................................................            613           10
                                                                                               --------       ------

          Net deposit increase..........................................................       $ 14,107        2,678
                                                                                                 ======        =====

The following table shows the average amount of and the average rate paid on each of the following interest-bearing deposit account categories during the periods indicated (dollars in thousands):

                                                                                  1998                  1997
                                                                           -----------------------------------------
                                                                           Average   Average      Average    Average
                                                                           Balance     Yield      Balance      Yield
                                                                           -------     -----      -------      -----

     Savings and NOW deposits......................................       $  3,282      3.90%       $ 112       3.57%
     Money-market deposits.........................................            184      2.72           67       2.99
     Time deposits.................................................          8,289      5.73           74       5.41
                                                                            ------                    ---

          Total interest-bearing deposits..........................       $ 11,755      5.17%       $ 253       3.95%
                                                                            ======      ====          ===       ====

                              Results of Operations

The operating results of TCB depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. TCB's interest-rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. In addition, TCB's net loss is also affected by the level of nonperforming loans, as well as the level of its noninterest income, and its noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and income taxes.

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest and dividend income of TCB from interest-earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest-rate spread;
(v) net interest margin. Average balances are based on average daily balances.

                                                                                      Year Ended December 31,
                                                               ----------------------------------------------------------------
                                                                              1998                               1997
                                                               ----------------------------------------------------------------
                                                                            Interest     Average               Interest   Average
                                                                 Average       and        Yield/     Average      and     Yield/
                                                                 Balance    Dividends     Rate       Balance   Dividends   Rate
                                                                 -------    ---------     ----       -------   ---------   ----
                                                                                                (Dollars in thousands)
Interest-earning assets:
     Loans.................................................    $  8,466        690         8.14%     $  259        23      8.88%
     Securities............................................       2,973        121         4.07          -          -         -
     Other interest-earning assets (1).....................       3,292        178         5.41       1,842        90      4.88
                                                                -------        ---                    -----       ---

         Total interest-earning assets.....................      14,731        989         6.71       2,101       113      5.38
                                                                               ---                                ---

Noninterest-earning assets.................................       2,128                                 754
                                                                 ------                              ------

         Total assets......................................    $ 16,859                             $ 2,855
                                                                 ======                               =====

Interest-bearing liabilities:
     Savings and NOW deposits..............................       3,282        128         3.90         112         4      3.57
     Money-market deposits.................................         184          5         2.72          67         2      2.99
     Time deposits.........................................       8,289        475         5.73          74         4      5.41
     Borrowings............................................         350         24         6.86         359        34      9.47
                                                                -------        ----                  ------       ---

         Total interest-bearing liabilities................      12,105        632         5.22         612        44      7.19
                                                                                            ---                   ---

Noninterest-bearing deposits...............................         430                                  23
Noninterest-bearing liabilities............................         529                                  21
Stockholders' equity.......................................       3,795                               2,199
                                                                 ------                               -----

         Total liabilities and stockholders'
              equity.......................................    $ 16,859                             $ 2,855
                                                                 ======                               =====

Net interest/dividend income...............................                  $ 357                              $  69
                                                                               ===                                ===

Interest-rate spread (2)...................................                                1.49%                          (1.81%)
                                                                                           ====                            ====

Net interest margin (3)....................................                                2.42%                           3.28%
                                                                                           ====                            ====

Ratio of average interest-earning assets to
     average interest-bearing liabilities..................        1.22                                          3.43
                                                                   ====                                          ====


(1) Other interest-earning assets include federal funds sold, interest-earning deposits and Federal Home Loan Bank stock.
(2) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin is net interest/dividend income divided by average interest-earning assets.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of TCB for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).


                                                                                         Year Ended December 31,
                                                                                             1998 vs. 1997
                                                                                             -------------
                                                                                       Increase (Decrease) Due to
                                                                                       --------------------------
                                                                                                      Rate/
                                                                                  Rate    Volume     Volume     Total
                                                                                  ----    ------     ------     -----
                                                                                                (In thousands)
Interest earning assets:
    Loans....................................................................     $ (2)       723       (54)      667
    Securities...............................................................       -         -         121       121
    Other interest-earning assets............................................      (45)        93        40        88
                                                                                    --       ----       ---      ----

      Total..................................................................      (47)       816       107       876
                                                                                    --        ---       ---       ---

Interest-bearing liabilities:
    Deposits:
      Savings and NOW deposits...............................................       -         106        18       124
      Money-market deposits..................................................       (1)         9        (5)        3
      Time deposits..........................................................       -         473        (2)      471
      Borrowings.............................................................      (10)       (13)       13       (10)
                                                                                    --        ---       ---       ---

      Total..................................................................      (11)       575        24       588
                                                                                    --        ---       ---       ---

Net change in net interest income............................................     $(36)       241        83       288
                                                                                    ==        ===       ===       ===

Comparison of the Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997

General. Net loss for the year ended December 31, 1998 was $(1,071,398) or $(2.31) per basic and diluted share compared to a loss of $(261,698) or $(2.00) per basic and diluted share for the year ended December 31, 1997. The increased losses in 1998 resulted from an increased loan loss provision and allowance related to two loans.

Interest Income and Expense. Interest income totaled $988,527 for the year ended
     December 31, 1998 compared to $112,458 for 1997. Interest income earned on loans was $689,347 compared to $22,789 for 1997. The increase resulted from an increase in the average loan balance in 1998. The average loan balance for the year ended December 31, 1998 was $8.5 million and the weighted average yield was 8.14% compared to a $259,000 average balance and a average yield of 8.88% in 1997.

     Interest on other interest earning assets totaled $178,071 in 1998 compared to $89,669 for 1997. The average balance of these assets increased to $3.3 million 1998 from $1.8 million in 1997 and the weighted average yield increased to 5.41% in 1998 from 4.88% in 1997.

     Interest expense increased to $631,798 for the year ended December 31, 1998 from $43,522 for the year ended December 31, 1997. Interest expense on deposit accounts amounted to $607,970 for the year ended December 31, 1998 compared to $10,007 for the year ended December 31, 1997. Interest increased because of growth in deposits from an average of $253,000 during 1997 to an average of $11,755,000 during 1998. The weighted-average cost of deposits was 5.17% during 1998 compared to approximately 3.95% in 1997. Interest expense on borrowed funds amounted to $23,828 for the year ended December 31, 1998 compared to $33,515 for 1997.

Provision for Loan Losses.  The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon the volume and type of lending conducted by TCB, industry standards, the amount of nonperforming loans and general economic conditions, particularly as they relate to TCB's market areas, and other factors related to the collectibility of TCB's loan portfolio. The provision for the year ended December 31, 1998 was $725,000. The provision and the allowance increased primarily due to the classification of commercial loans to two borrowers which management has identified as impaired during the 1998 period. Management has identified certain weaknesses in these borrowers. Management believes that the allowance for loan losses of $760,000 is adequate at December 31, 1998.

Noninterest Expense.  Noninterest  expense totaled $1,233,963 for the year ended
     December 31, 1998 compared to $480,681 for 1997. Salaries and employee benefits was the largest, amounting to $514,629 during 1998 compared to $245,302 during 1997. TCB-Volusia began operations in October 1997, therefore 1998 was the first full year of banking operations resulting in a substantial increase in all noninterest expenses in 1998 compared to 1997.

Income Taxes. TCB recognized a credit for income taxes as well as a deferred tax asset because management believes its likely TCB will be able to generate taxable income in the future to offset these amounts.

                     Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of TCB are monetary in nature. As a result, interest rates have a more significant impact on TCB-Volusia's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

                         Future Accounting Requirements

Financial Accounting Standards 133 - Accounting for Derivative Investments and Hedging Activities requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. TCB will be required to adopt this Statement effective January 1, 2000. Management does not anticipate that this Statement will have a material impact on TCB.

                           Selected Quarterly Results

The following table presents summarized quarterly data (in thousands, except per share amounts):

                                                                          Year Ended December 31, 1998
                                                                          ----------------------------
                                                              First       Second         Third      Fourth
                                                            Quarter      Quarter       Quarter     Quarter      Total
                                                            -------      -------       -------     -------      -----

         Interest income...................................     $ 169        257           288         275         989
         Interest expense..................................        81        156           188         207         632
                                                                  ---        ---           ---         ---       -----

              Net interest income..........................        88        101           100          68         357

         Provision for loan losses.........................        29         26           190         480         725
                                                                  ---        ---           ---         ---      ------

              Net interest income (loss) after provision
                  for loan losses..........................        59         75           (90)       (412)       (368)
                                                                  ---        ---           ---         ---      ------

         Noninterest income................................        10          9            17          16          52
         Noninterest expense...............................       229        249           320         435       1,233
                                                                  ---        ---           ---         ---       -----
         Loss before income tax benefit and cumulative
              effect of change in accounting principle           (160)      (165)         (393)       (831)     (1,549)
         Income tax benefit ...............................       (50)       (53)         (135)       (340)       (578)
                                                                  ---        ---           ---         ---      ------

         Net loss before cumulative effect of change in
              accounting principle.........................      (110)      (112)         (258)       (491)       (971)
         Cumulative effect of accounting change for
              organization costs...........................       -          -             -          (100)       (100)
                                                                -----      -----         -----         ---      ------

         Net loss..........................................     $(110)      (112)         (258)       (591)     (1,071)
                                                                  ===        ===           ===         ===       =====

         Basic and diluted loss per common share                 (.24)      (.24)         (.55)      (1.28)      (2.31)
                                                                  ===        ===           ===        ====       =====


                                                                             Year Ended December 31, 1997
                                                                             ----------------------------
                                                                First     Second         Third      Fourth
                                                              Quarter    Quarter       Quarter     Quarter     Total

         Interest income...................................     $  -         -              37          75         112
         Interest expense..................................         5          9            19          10          43
                                                                   --       ----          ----         ---        ----

              Net interest income..........................        (5)        (9)           18          65          69

         Provision for loan losses.........................        -          -             -           35          35
                                                                  ---       ----         -----         ---        ----

              Net interest (loss) income after provision
                  for loan losses..........................        (5)        (9)           18          30          34
                                                                   --       ----          ----         ---        ----
         Noninterest income................................        -          -             -            2           2
         Noninterest expense...............................        42        101           176         162         481
                                                                   --        ---           ---         ---         ---

         Loss before income tax benefit....................       (47)      (110)         (158)       (130)       (445)

         Income tax benefit ...............................       (18)       (42)          (60)        (63)       (183)
                                                                   --        ---           ---         ---         ---

         Net loss..........................................      $(29)       (68)          (98)        (67)       (262)
                                                                   ==        ===           ===         ===         ===

         Basic and diluted loss per common share                    *         *             *           *        (2.00)
                                                                  ===        ===           ===         ===        ====

*   Numbers are not presented due to bank opening in fourth quarter.

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

                           Consolidated Balance Sheets


                                                                                               At December 31,
                                                                                               ---------------
                                                                                            1998            1997
                                                                                            ----            ----
    Assets

Cash and due from banks...........................................................    $     689,903        1,065,817
Federal funds sold................................................................        4,258,602        1,400,000
                                                                                         ----------        ---------

              Total cash and cash equivalents.....................................        4,948,505        2,465,817

Securities available for sale.....................................................        3,302,486           -
Loans, net of allowance for loan losses of $760,000
    in 1998 and $35,000 in 1997...................................................       11,563,373        3,745,577
Premises and equipment, net.......................................................          838,931          462,784
Accrued interest receivable.......................................................           89,527           15,671
Restricted security, Federal Home Loan Bank stock, at cost                                   50,000            -
Deferred tax asset................................................................          824,981          183,161
Other assets......................................................................           58,003          204,917
                                                                                       ------------       ----------

              Total assets........................................................     $ 21,675,806        7,077,927
                                                                                         ==========        =========

    Liabilities and Stockholders' Equity

Liabilities:
    Demand deposits...............................................................          904,585          832,396
    Savings and NOW deposits......................................................        5,068,758        1,040,454
    Money-market deposits.........................................................          329,293           65,777
    Time deposits.................................................................       10,482,545          739,433
                                                                                         ----------       ----------

              Total deposits......................................................       16,785,181        2,678,060

    Advance from Federal Home Loan Bank...........................................        1,000,000            -
    Other borrowings..............................................................          364,749            -
    Official checks...............................................................          127,342           54,138
    Accrued interest payable and other liabilities................................          141,642           11,944
                                                                                        -----------       ----------

              Total liabilities...................................................       18,418,914        2,744,142
                                                                                         ----------        ---------

Commitments and contingencies (Notes 4, 8 and 16)

Stockholders' equity:
    Common stock, $.01 par value; 10,000,000 shares authorized,
         464,791 shares issued and outstanding....................................            4,648            4,648
    Additional paid-in capital....................................................        4,628,542        4,628,542
    Accumulated deficit...........................................................       (1,370,803)        (299,405)
    Accumulated other comprehensive income........................................           (5,495)             -
                                                                                       ------------        ---------

              Total stockholders' equity..........................................        3,256,892        4,333,785
                                                                                         ----------        ---------

              Total liabilities and stockholders' equity..........................     $ 21,675,806        7,077,927
                                                                                         ==========        =========

See Accompanying Notes to Consolidated Financial Statements.

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

                      Consolidated Statements of Operations

                                                                                          Year Ended December 31
                                                                                          ----------------------
                                                                                            1998           1997
                                                                                            ----           ----
Interest income:
    Loans receivable................................................................    $   689,347          22,789
    Securities available for sale...................................................        121,109           -
    Other interest-earning assets...................................................        178,071          89,669
                                                                                          ---------        --------

       Total interest income........................................................        988,527         112,458
                                                                                          ---------         -------

Interest expense:
    Deposits........................................................................        607,970          10,007
    Borrowings......................................................................         23,828          33,515
                                                                                         ----------        --------

       Total interest expense.......................................................        631,798          43,522
                                                                                          ---------        --------

       Net interest income..........................................................        356,729          68,936

Provision for loan losses...........................................................        725,000          35,000
                                                                                          ---------        --------

       Net interest (loss) income after provision for loan losses...................       (368,271)         33,936
                                                                                          ---------        --------

Noninterest income-
    Service charges and fees........................................................         52,526           1,886
                                                                                         ----------        --------

Noninterest expense:
    Salaries and employee benefits..................................................        514,629         245,302
    Occupancy expense...............................................................        242,093          91,720
    Offering costs..................................................................         88,986            -
    Advertising.....................................................................         74,563          15,842
    Professional fees...............................................................         48,638          11,269
    Telephone.......................................................................         33,365          20,557
    Data processing.................................................................         30,657           2,631
    Printing and office supplies....................................................         24,435          40,610
    Amortization of organization costs..............................................         30,000           7,500
    Insurance expense...............................................................         23,948           7,474
    Other ..........................................................................        122,649          37,776
                                                                                          ---------         -------

       Total noninterest expense....................................................      1,233,963         480,681
                                                                                          ---------         -------

Loss before income tax benefit and cumulative effect of change in
    accounting principle............................................................     (1,549,708)       (444,859)

       Income tax benefit...........................................................       (577,850)       (183,161)
                                                                                          ---------         -------

Net loss before cumulative effect of change in accounting principle                        (971,858)       (261,698)

       Cumulative effect of change in accounting principle, net of income
          tax benefit of $60,600 ...................................................        (99,540)           -
                                                                                         ----------        --------

Net loss............................................................................    $(1,071,398)       (261,698)
                                                                                          =========         =======

Basic and diluted loss per share:
    Before cumulative effect of change in accounting principle                                (2.09)          (2.00)

    Cumulative effect of change in accounting principle.............................           (.22)           -
                                                                                       -------------      --------

    Net loss........................................................................  $       (2.31)          (2.00)
                                                                                        ===========       =========

Weighted-average shares outstanding for basic and diluted                                   464,791         130,682
                                                                                          =========         =======


See Accompanying Notes to Consolidated Financial Statements.

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

                 Consolidated Statements of Stockholders' Equity


                                                                                     Accumulated
                                                          Additional                    Other         Total
                                              Common       Paid-In     Accumulated  Comprehensive  Stockholders'
                                              Stock        Capital       Deficit       Income        Equity
                                              -----        -------       -------       ------        ------

Balance at December 31, 1996 ..........   $       65        64,935       (37,707)         --          27,293

Retire 6,500 shares of common stock ...          (65)      (64,935)         --            --         (65,000)

Issuance of 464,791 shares of common
     stock, net of $14,720 of offering
     costs ............................        4,648     4,628,542          --            --       4,633,190

     Net loss and comprehensive income
         (loss) .......................         --            --        (261,698)         --        (261,698)
                                          ----------    ----------    ----------    ----------    ----------

Balance at December 31, 1997 ..........        4,648     4,628,542      (299,405)         --       4,333,785
                                                                                    ----------    ----------

Comprehensive income:

     Net loss .........................         --            --      (1,071,398)         --      (1,071,398)

     Net change in unrealized loss on
         securities available for sale,
         net of tax of $3,370 .........         --            --            --          (5,495)       (5,495)
                                                                      ----------    ----------    ----------

Comprehensive income (loss) ...........         --            --      (1,071,398)       (5,495)   (1,076,893)
                                          ----------    ----------    ----------    ----------    ----------

Balance at December 31, 1998 ..........   $    4,648     4,628,542    (1,370,803)       (5,495)    3,256,892
                                          ==========    ==========    ==========    ==========    ==========




















See Accompanying Notes to Consolidated Financial Statements.

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                                                                                         Year Ended December 31,
                                                                                         -----------------------
                                                                                          1998             1997
                                                                                          ----             ----
Cash flows from operating activities:
    Net loss ........................................................................   $ (1,071,398)       (261,698)
    Adjustments to reconcile net loss to net
      cash used in operating activities:
         Depreciation ...............................................................         81,557          16,579
         Provision for loan losses ..................................................        725,000          35,000
         Credit for deferred income taxes ...........................................       (638,450)       (183,161)
         Net amortization of fees, costs, premiums and discounts ....................         72,085             342
         Increase in accrued interest receivable ....................................        (73,856)        (15,671)
         Decrease (increase) in other assets ........................................        146,914         (55,379)
         Increase in accrued interest payable and other liabilities .................        129,698          11,944
                                                                                                        ------------

              Net cash used in operating activities .................................       (628,450)       (452,044)
                                                                                        ------------    ------------

Cash flows from investing activities:
    Purchases of securities available for sale ......................................     (6,297,091)           --
    Principal repayments on securities available for sale ...........................      2,924,447            --
    Net increase in loans ...........................................................     (8,553,588)     (3,780,919)
    Purchase of Federal Home Loan Bank stock ........................................        (50,000)           --
    Purchases of premises and equipment .............................................       (457,704)       (479,363)
                                                                                        ------------    ------------

              Net cash used in investing activities .................................    (12,433,936)     (4,260,282)
                                                                                        ------------    ------------

Cash flows from financing activities:
    Net increase in demand, savings, NOW and money-market deposits ..................      4,364,009       1,938,627
    Net increase in time deposits ...................................................      9,743,112         739,433
    Net increase in advances from Federal Home Loan Bank ............................      1,000,000            --
    Net increase (decrease) in other borrowings .....................................        364,749        (134,204)
    Net increase in official checks .................................................         73,204          54,138
    Retire common stock .............................................................           --           (65,000)
    Sale of common stock ............................................................           --         4,633,190
                                                                                        ------------    ------------

              Net cash provided by financing activities .............................     15,545,074       7,166,184
                                                                                        ------------    ------------

Net increase in cash and cash equivalents ...........................................      2,482,688       2,453,858

Cash and cash equivalents at beginning of year ......................................      2,465,817          11,959
                                                                                        ------------    ------------

Cash and cash equivalents at end of year ............................................   $  4,948,505       2,465,817
                                                                                        ============    ============

Supplemental disclosure of cash flow information: Cash paid during the year for:
         Interest...................................................................    $    669,266          43,229
                                                                                        ============    ============

         Income taxes...............................................................    $      --              --
                                                                                        ============    ============

    Noncash transactions-
         Accumulated other comprehensive income, change in unrealized
              loss on securities available for sale, net............................$          5,495            --
                                                                                        ============    ============









See Accompanying Notes to Consolidated Financial Statements.

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

             December 31, 1998 and 1997 and For the Years Then Ended


(1)  Summary of Significant Accounting Policies
    Organization.  The Commercial  Bancorp,  Inc.  ("TCB") was  incorporated  on
         August 15, 1996. TCB owns 100% of the outstanding common stock of The Commercial Bank of Volusia County ("TCB-Volusia"). TCB was organized simultaneously with TCB-Volusia and its only business is the ownership and operation of TCB-Volusia. TCB- Volusia is a Florida state-chartered commercial bank and is insured by the Federal Deposit Insurance Corporation. TCB-Volusia opened for business on October 14, 1997 and provides community banking services, from its office in Ormond Beach, to businesses and individuals in Volusia County, Florida.

    Basisof Presentation.  The accompanying  consolidated  financial  statements include the accounts of TCB and TCB- Volusia. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of TCB conform to generally accepted accounting principles and to general practices within the banking industry.

    Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Securities.  TCB must  classify its  securities as either  trading,  held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which TCB has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

    LoansReceivable.  Loans  receivable  that  management  has  the  intent  and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

         Loan  origination  fees  and  certain  direct   origination  costs  are
         capitalized and recognized as an adjustment of the yield of the related loan.

         The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

         The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on TCB's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

                                                                     (continued)

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(1)  Summary of Significant Accounting Policies, Continued
    Premises  and  Equipment.  Premises  and  equipment  are stated at cost less
    accumulated   depreciation.   Depreciation   expense  is   computed  on  the
    straight-line basis over the estimated useful life of each type of asset.

    Income Taxes. Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of nontaxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

    Advances from Organizers. Certain of TCB's organizers made interest-bearing advances totaling $738,882 during 1997 to TCB. These amounts were used to fund organization and other costs incurred by TCB and TCB-Volusia. The advances were repaid to the organizers on September 15, 1997 from the proceeds of TCB's common stock offering.

    Stock-Based  Compensation.  Statement of Financial  Accounting Standards No.
         123, "Accounting for Stock-Based Compensation" ("Statement 123") establishes a "fair value" based method of accounting for stock-based compensation plans and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"). TCB has elected to follow Opinion 25 and related interpretations in accounting for its employee stock options. Statement 123 requires the disclosure of proforma net earnings and earnings per share determined as if TCB accounted for its employee stock options under the fair value method of that Statement.

    Per Share Amounts. Per share amounts have been computed on the basis of the weighted-average number of shares of common stock outstanding. TCB's common stock equivalents are not dilutive due to the net losses incurred during the years presented in the consolidated statements of operations.

    Accounting Change. Effective December 1, 1998, TCB adopted AICPA Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities and Organization Expenses." The effect of this accounting change was to expense all unamortized organizational costs in the current period which resulted in an after tax charge against earnings of $99,540.

    Off-Balance-Sheet Instruments. In the ordinary course of business TCB has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

    Advertising.  TCB expenses all media advertising as incurred.

    Fair Values of Financial Instruments. The following methods and assumptions were used by TCB in estimating fair values of financial instruments disclosed herein:

          Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

          Securities. Fair values for securities are based on quoted market prices. If quoted market prices are not available, fair value is based on quoted market prices for similar securities.

                                                                     (continued)

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(1)  Summary of Significant Accounting Policies, Continued
    Fair Values of Financial Instruments, Continued.
         Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

          Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

         Deposits. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

         Borrowed Funds. The carrying amounts of other borrowings approximate their fair values. Fair values of advances from Federal Home Loan Bank are estimated using discounted cash flow analysis based on TCB's current incremental borrowing rates for similar types of borrowing arrangements.

         Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

    Reclassifications. Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

    Future  Accounting  Requirements.   Financial  Accounting  Standards  133  -
         Accounting for Derivative Investments and Hedging Activities requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. TCB will be required to adopt this Statement effective January 1, 2000. Management does not anticipate that this Statement will have a material impact on TCB.

                                                                     (continued)

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(2) Securities Available for Sale
    The carrying amounts of securities and their approximate fair values were as follows:

                                                                             Gross          Gross
                                                              Amortized    Unrealized     Unrealized        Fair
                                                               Cost           Gains         Losses          Value
                                                               ----           -----         ------          -----
           December 31, 1998-
              Mortgage-backed securities................    $ 3,311,351       1,264         (10,129)      3,302,486
                                                              =========       =====          ======       =========

    There were no sales of securities during the years ended December 31, 1998 or 1997.

(3)  Loans
    The components of loans were as follows:

                                                                                               At December 31,
                                                                                               ---------------
                                                                                            1998             1997
                                                                                            ----             ----

              Commercial.............................................................. $  9,254,806          2,832,020
              Residential real estate.................................................    1,449,602            429,364
              Commercial real estate..................................................      716,633            240,643
              Consumer and home equity................................................      897,475            268,297
                                                                                        -----------         ----------

                                                                                         12,318,516          3,770,324
              (Subtract) add:
                Allowance for loan losses.............................................     (760,000)           (35,000)
                Net deferred costs....................................................        4,857             10,253
                                                                                       ------------        -----------

              Loans, net.............................................................. $ 11,563,373          3,745,577
                                                                                         ==========          =========

    An analysis of the change in the allowance for loan losses follows:

                                                                                                        Year Ended
                                                                                                        December 31,
                                                                                                        ------------
                                                                                                     1998         1997
                                                                                                     ----         ----

              Balance at January 1............................................................. $   35,000       -
              Provision for loan losses........................................................    725,000      35,000
                                                                                                   -------      ------

              Balance at December 31...........................................................  $ 760,000      35,000
                                                                                                   =======      ======

                                                                     (continued)

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(3)  Loans, Continued
    The following summarizes the collateral dependent amounts of impaired loans:

                                                                                                At
                                                                                             December 31,
                                                                                             ------------
                                                                                               1998
                                                                                               ----
              Loans identified as impaired:
                  Gross loans with no related allowance for loan losses                    $        -
                  Gross loans with related allowance for loan losses recorded                 1,199,025
                  Less: Allowances on these loans........................................       599,512
                                                                                             ----------

              Net investment in impaired loans...........................................  $    599,513
                                                                                             ==========

    The average net investment in impaired loans and interest income recognized and received on impaired loans were as follows:

                                                                                              Year Ended
                                                                                            December 31,
                                                                                            ------------
                                                                                                1998
                                                                                                ----

              Average net investment in impaired loans..................................    $ 338,572
                                                                                              =======

              Interest income recognized on impaired loans..............................       75,589
                                                                                              =======

              Interest income received on impaired loans................................       75,589
                                                                                              =======

    There were no loans identified as impaired at or during the year ended December 31, 1997.

(4)  Premises and Equipment
    A summary of premises and equipment follows:

                                                                                                  At December 31,
                                                                                                  ---------------
                                                                                                1998            1997
                                                                                                ----            ----

              Land.....................................................................     $ 261,246          -
              Building and leasehold improvements......................................       138,437          96,080
              Furniture, fixtures and equipment........................................       537,384         383,283
                                                                                              -------         -------

                  Total, at cost.......................................................       937,067         479,363

              Less accumulated depreciation............................................       (98,136)        (16,579)
                                                                                              -------         -------

                  Premises and equipment, net..........................................     $ 838,931         462,784
                                                                                              =======         =======

                                                                     (continued)

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(4)  Premises and Equipment, Continued
    TCB leases its office facilities under operating leases. These leases contain escalation clauses and provide for annual adjustments for TCB's prorata share of operating expenses. Rent expense under operating leases during the years ended December 31, 1998 and 1997 was $55,210 and $38,858, respectively. Estimated future rentals over the remaining noncancellable lease terms follow:

                                                                                          Operating
                        Year Ending                                                        Lease
                         December 31,                                                      Amount
                         ------------                                                      ------


                         1999...........................................................  $  77,581
                         2000...........................................................     70,295
                         2001...........................................................     72,450
                         2002...........................................................     29,493
                         2003...........................................................     17,722
                                                                                            -------

                      Total minimum lease payments......................................  $ 267,541
                                                                                            =======

(5)  Deposits
    The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $1.5 million and $.3 million at December 31, 1998 and 1997, respectively.

    A schedule of maturities of certificates of deposit at December 31, 1998 follows:

                         Year Ending
                         December 31,                                                      Amount
                         ------------                                                      ------

                           1999.......................................................  $ 5,107,456
                           2000.......................................................    5,217,403
                           2001.......................................................      157,686
                                                                                        -----------

                                                                                        $10,482,545

(6) Advance from Federal Home Loan Bank
     The maturity and interest rate on the advance from the Federal Home Loan Bank ("FHLB") was as follows:

                 Year Ending                                    Interest                  At December 31,
                 December 31,                                      Rate                      1998
                 ------------                                      ----                      ----

                     2008...................................       4.80%                  $ 1,000,000
                                                                                            =========

     At December 31, 1998, pursuant to the collateral agreement with the FHLB, advances are collateralized by $1.0 million of TCB's federal funds sold.

(7) Other Borrowings
     At December 31, 1998, TCB had two variable-rate lines of credit at 7.75% from other financial institutions, totaling $700,000. At December 31, 1998, borrowings against these lines totaled $364,749. These borrowings are collateralized by TCB-Volusia's stock.

                                                                     (continued)

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(8) Financial Instruments
     TCB is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are unused lines of credit and undisbursed loans in process and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement TCB has in these financial instruments.

     TCB's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unused lines of credit and undisbursed loans in process is represented by the contractual amount of those instruments. TCB uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

     The estimated fair values of TCB's financial instruments were as follows (in thousands):

                                                                                          At
                                                                 --------------------------------------------------
                                                                   December 31, 1998              December 31, 1997
                                                                 ---------------------        -----------------------
                                                                 Carrying          Fair       Carrying           Fair
                                                                   Amount          Value       Amount            Value
                                                                   ------          -----       ------            -----
         Financial assets:
              Cash and cash equivalents........................  $  4,949          4,949         2,466           2,466

              Securities.......................................     3,302          3,302         -                -

              Loans receivable.................................    11,563         11,643         3,746           3,703

              Accrued interest receivable......................        90             90            16              16

         Financial liabilities:

              Deposits.........................................    16,785         17,352         2,678           2,692

              Advances from Federal Home Loan Bank                  1,000           958            -               -

              Other borrowings.................................       365            365           -               -
                                                                  =======        =======      ========           =====

    A summary of the notional amounts of TCB's financial instruments which approximate fair value, with off-balance sheet-risk at December 31, 1998 was as follows (in thousands):

              Unused lines of credit..................................................         $ 1,242
                                                                                                 =====

              Undisbursed loans in process............................................         $   358
                                                                                                 =====

                                                                     (continued)

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(9) Related Party Transactions
    In the ordinary course of business, TCB has made loans at terms and rates prevailing at the time to officers and directors of TCB and their affiliates. The aggregate dollar amount of these loans totaled approximately $2.2 million and $.7 million December 31, 1998 and 1997, respectively. As of the same dates, these individuals and entities had approximately $1.0 million and $71,773 of funds on deposit in TCB.

(10)  Credit Risk
    TCB grants the majority of its loans to borrowers throughout Volusia County, Florida. Although TCB has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy in Volusia County, Florida.

(11)  Income Taxes
    Income taxes are included in the consolidated statements of operation as follows:

                                                                                                  Year Ended
                                                                                                  December 31,
                                                                                                  ------------
                                                                                                1998         1997
                                                                                                ----         ----

              Income tax benefit on loss before cumulative effect of change
                  in accounting principal.............................................        $(577,850)   (183,161)
              Cumulative effect on change in accounting principal                               (60,600)       -
                                                                                                -------    --------

                                                                                             $ (638,450)   (183,161)
                                                                                                =======     =======

    The income tax benefit before cumulative effect of change in accounting principal consisted of the following:

                                                                                                    Year Ended
                                                                                                    December 31,
                                                                                                    ------------
                                                                                               1998             1997
                                                                                               ----             ----

              Deferred:
                  Federal............................................................      $(493,400)         (156,000)
                  State..............................................................        (84,450)          (27,161)
                                                                                             -------           -------

                     Total deferred benefit..........................................      $(577,850)         (183,161)
                                                                                             =======           =======

    The income tax benefit before cumulative effect of change in accounting principal is different than that computed by applying the Federal statutory rate of 34%, as indicated in the following analysis:

                                                                                      Year Ended December 31,
                                                                            -----------------------------------------
                                                                                    1998                   1997
                                                                            -------------------   -------------------
                                                                                        % of                    % of
                                                                                       Pretax                  Pretax
                                                                               Amount    Loss        Amount      Loss
                                                                               ------    ----        ------      ----
         Income tax benefit at statutory Federal
              income tax rate..........................................     $(526,901)  (34.0)%   $(151,000)   (34.0)%
         (Increases) decreases resulting from
              State taxes, net of federal tax benefit                         (55,737)   (3.6)      (18,000)    (4.0)
              Other....................................................         4,788     0.3       (14,161)    (3.2)
                                                                             --------    ----       -------     ----

                                                                            $(577,850)  (37.3)%   $(183,161)   (41.2)%
                                                                              =======    ====       =======     ====

                                                                     (continued)

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(11)  Income Taxes, Continued
    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

                                                                                             At December 31,
                                                                                             ---------------
                                                                                        1998                 1997
                                                                                        ----                 ----
              Deferred tax assets:
                  Unrealized loss on securities available for sale                     $   3,370              -
                  Allowance for loan losses..........................................    250,000              -
                  Organization and startup costs.....................................    120,000             114,000
                  Net operating loss carryforwards...................................    484,000              88,000
                  Other..............................................................      1,611                 161
                                                                                        --------           ---------

                    Gross deferred tax assets........................................    858,981             202,161
                                                                                         -------             -------

              Deferred tax liabilities:
                  Accrued income net of accrued expenses.............................     14,000              16,000
                  Premises and equipment.............................................     20,000               3,000
                                                                                         -------            --------

                    Gross deferred tax liabilities...................................     34,000              19,000
                                                                                         -------             -------

                    Net deferred tax asset...........................................  $ 824,981             183,161
                                                                                         =======             =======

    TCB had net operating loss carryforwards for federal and state income tax purposes as follows:


                                                                                    At December 31,
                                                                                    ---------------
              Year Expires                                                               1998
              ------------                                                               ----

                  2011............................................................   $      4,000
                  2012............................................................        231,000
                  2018............................................................      1,050,000
                                                                                        ---------

                                                                                      $ 1,285,000

                                                                     (continued)

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(12) Stock Option Plan
    TCB adopted an employee stock option plan which was approved by the stockholders on April 21, 1998. During 1998, the Plan was amended to adjust the number of options which may be granted to 10% of the original stock issuance or 46,479 shares. At December 31, 1998, 27,979 remain available for grant. A summary of stock option transactions follows:

                                                                                            Weighted-
                                                                   Number     Range of       Average       Aggregate
                                                                   of         Per Share     Per Share       Option
                                                                   Shares    Option Price     Price          Price
                                                                   ------    ------------     -----          -----

              Outstanding at December 31, 1997                                    -       $     -             -    -
              Options granted................................      18,500        10.00         10.00       185,000
                                                                   ------        -----                     -------

              Outstanding at December 31, 1998                     18,500      $ 10.00         10.00       185,000
                                                                   ======      =======         =====       =======

    The weighted-average remaining contractual life of the outstanding stock options at December 31, 1998 was 110 months.

    These options are exercisable as follows:

                                                                          Number           Weighted-Average
              Year Ending                                               of Shares           Exercise Price
              -----------                                               ---------           --------------

                  1999...............................................      6,550              $ 10.00
                  2000...............................................      3,700                10.00
                  2001...............................................      3,700                10.00
                  2002...............................................      3,700                10.00
                  2003...............................................        850                10.00
                                                                         -------

                                                                          18,500              $ 10.00
                                                                          ======                =====

    FASB Statement 123 requires proforma information regarding net loss and loss per share. This proforma information has been determined as if TCB had accounted for its stock options under the fair value method of that Statement and was as follows:

                                                                     Year Ended
                                                                    December 31,
                                                                    ------------
                                                                        1998
                                                                        ----
              Net loss:
                  As reported....................................    (1,071,398)
                                                                      =========

                  Proforma.......................................    (1,082,071)
                                                                      =========


              Loss per share:
                  As reported....................................         (2.31)
                                                                          =====

                  Proforma.......................................         (2.33)
                                                                          =====

    The fair value of each option grant is estimated on the date of grant using the minimum value option pricing method with the following assumptions:
         Risk-free interest rate 5.0% and an expected life-in years 10.

                                                                     (continued)

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(13) Regulatory Matters
     TCB-Volusia  is  subject  to  various   regulatory   capital   requirements
         administered by various regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on TCB-Volusia's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, TCB-Volusia must meet specific capital guidelines that involve quantitative measures of TCB-Volusia's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. TCB-Volusia's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require TCB-Volusia to maintain minimum amounts and percents (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk- weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 1998, that TCB-Volusia exceeded all capital adequacy requirements to which it is subject.

     As of December 31, 1998, the most recent notification from the regulatory authorities categorized TCB-Volusia as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized TCB-Volusia must maintain minimum total Risk-based, Tier I risk-based, and Tier I leverage percents as set forth in the table. There are no conditions or events since that notification that management believes have changed TCB- Volusia's category. TCB-Volusia's actual capital amounts and percentage are also presented in the table (dollars in thousands).

                                                                                                  To Be Well
                                                                        Minimum                Capitalized Under
                                                                      For Capital              Prompt Corrective
                                                Actual            Adequacy Purposes:           Action Provision:
                                                ------            ------------------           -----------------
                                       Amount            %        Amount           %          Amount            %
                                       ------            -        ------           -          ------            -
     At December 31, 1998:
         Total capital (to Risk-
         Weighted Assets)..........   $ 3,168           23.2%    $ 1,081           8.0%      $ 1,352            10.0%
         Tier I Capital (to Risk-
         Weighted Assets)..........     2,504           18.3         541           4.0           811             6.0
         Tier I Capital
         (to Average Assets).......     2,504           12.6         798           4.0         1,596             5.0

     At December 31, 1997:
         Total capital (to Risk-
         Weighted Assets)..........   $ 3,950           92.7%      $ 341           8.0%        $ 426            10.0%
         Tier I Capital (to Risk-
         Weighted Assets)..........     3,767           88.4         171           4.0           256             6.0
         Tier I Capital
         (to Average Assets).......     3,767           69.2         218           4.0           272             5.0

(14)  Stockholders' Equity
     TCB-Volusia is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1998, TCB-Volusia had no amounts available for dividends.

     During 1997, TCB sold 464,791 shares of common stock for an aggregate of $4,647,910. TCB incurred $14,720 in offering expenses relating to their public offering of TCB's common stock and warrants. Offering expenses were deducted from the proceeds received from the sale of common stock and warrants.

                                                                     (continued)

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(14)  Stockholders' Equity, Continued
     During the initial offering period shares were offered in units with a unit consisting of one share of common stock and one warrant. Each warrant entitles the holder thereof to purchase one additional share of common stock for $10 per share during the 36 month period ending April 27, 2000. There were 450,000 warrants issued and as of December 31, 1998 and 1997 they were all outstanding.

(15)  Parent Company Only Financial Information
    Unconsolidated financial information for The Commercial Bancorp, Inc., is as follows:

                            Condensed Balance Sheets

                                                                                                   At December 31,
                                                                                                   ---------------
                                                                                                 1998          1997
                                                                                                 ----          ----
                  Assets

              Cash......................................................................     $     37,432      371,769
              Investment in subsidiary..................................................        3,162,731    3,950,016
              Deferred tax asset........................................................          161,650        -
              Premises and equipment, net...............................................          342,122        -
              Other assets..............................................................            5,555       12,000
                                                                                               ----------   ----------

                  Total assets..........................................................      $ 3,709,490    4,333,785
                                                                                                =========    =========

                  Liabilities and Stockholders' Equity

              Borrowings................................................................          364,749       -
              Other liabilities.........................................................           87,849       -
              Stockholders' equity......................................................        3,256,892    4,333,785
                                                                                                ---------    ---------

                  Total liabilities and stockholders' equity............................      $ 3,709,490    4,333,785
                                                                                                =========    =========

                                          Condensed Statements of Operations
                                                                                                      Year Ended
                                                                                                      December 31,
                                                                                                      ------------
                                                                                                  1998           1997
                                                                                                  ----           ----

              Revenues..................................................................    $       5,529       43,702
              Expenses..................................................................          295,137        5,416
                                                                                               ----------      -------

                  (Loss) earnings before loss of subsidiary.............................         (289,608)      38,286
                  Loss of subsidiary....................................................         (781,790)    (299,984)
                                                                                               ----------      -------

                  Net loss..............................................................      $(1,071,398)    (261,698)
                                                                                                =========      =======

                                                                     (continued)

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(15)  Parent Company Only Financial Information, Continued


                       Condensed Statements of Cash Flows

                                                                                                       Year Ended
                                                                                                      December 31,
                                                                                                      ------------
                                                                                                   1998          1997
                                                                                                   ----          ----
         Cash flows from operating activities:
              Net loss.......................................................................  $(1,071,398)   (261,698)
              Adjustments to reconcile net loss to net cash
                (used in) provided by operating activities:
                  Equity in undistributed loss of subsidiary.................................      781,790     299,984
                  Credit for deferred income taxes...........................................     (161,650)      -
                  Net decrease in other assets...............................................        6,445     137,538
                  Increase in other liabilities..............................................       87,849        -
                                                                                               --------------------

                  Net cash (used in) provided by operating
                     activities..............................................................     (356,964)    175,824
                                                                                                ----------   ---------

         Cash flows from investing activities-
              Purchases of premises and equipment............................................     (342,122)         -
                                                                                                ---------- ----------

         Cash flows from financing activities:
              Net proceeds from issuance of common stock.....................................        -       4,633,190
              Retire common shares...........................................................        -         (65,000)
              Net increase (decrease) in borrowings..........................................      364,749    (134,204)
              Investment in subsidiary.......................................................        -      (4,250,000)
                                                                                             -------------   ---------

                  Net cash provided by financing activities..................................      364,749     183,986
                                                                                                 ---------   ---------

         Net (decrease) increase in cash and cash equivalents................................     (334,337)    359,810

         Cash at beginning of the year.......................................................      371,769      11,959
                                                                                                 ---------  ----------

         Cash at end of year.................................................................  $    37,432     371,769
                                                                                                 =========   =========

(16)  Year 2000 Issues
    TCB is acutely aware of the many areas affected by the Year 2000 computer issue, as addressed by the Federal Financial Institutions Examination Council ("FFIEC") in its interagency statement which provided an outline for institutions to effectively manage the Year 2000 challenges. A Year 2000 plan has been approved by the Board of Directors which includes multiple phases, tasks to be completed, and target dates for completion. Issues addressed therein include awareness, assessment, renovation, validation, implementation, testing, and contingency planning.

                                                                     (continued)

                   THE COMMERCIAL BANCORP, INC. AND SUBSIDIARY

(16)  Year 2000 Issues, Continued
    TCB has formed a Year 2000 committee that is charged with the oversight of completing the Year 2000 project on a timely basis. TCB has completed its awareness, assessment and renovation phases and is actively involved in validating and implementing its plan. At the present time, TCB has substantially completed its testing phase. Since it routinely upgrades and purchases technologically advanced software and hardware on a continual basis, TCB has determined that the cost of making modifications to correct any Year 2000 issues will not materially affect reported operating results.

    TCB'svendors and suppliers have been contacted for written confirmation of their product readiness for Year 2000 compliance. Negative or deficient responses are analyzed and periodically reviewed to prescribe timely actions within TCB's contingency planning. TCB's main service provider has completed testing of its mission critical application software and item processing software; the test results, which have been documented and validated, are deemed to be Year 2000 compliant. FFIEC guidance on testing Year 2000 compliance of service providers states that proxy tests are acceptable compliance tests. In proxy testing, the service provider tests with a representative sample of financial institutions that use a particular service, with the results of such testing shared with all similarly situated clients of the service provider. TCB has authorized the acceptance of proxy testing since the proxy tests have been conducted with financial institutions that are similar in type and complexity to its own, using the same version of the Year 2000 ready software and the same hardware and operating systems.

    TCB also recognizes the importance of determining that its borrowers are facing the Year 2000 problem in a timely manner to avoid deterioration of the loan portfolio solely due to this issue. All material relationships have been identified and questionnaires have been completed to assess the inherent risks. Deposit customers have received statement stuffers and informational material in this regard. TCB plans to work on a one-on-one basis with any borrower who has been identified as having high Year 2000 risk exposure.

    Accordingly, management does not believe that TCB has incurred or will incur material costs associated with the Year 2000 issue. Yet, there can be no assurances that all hardware and software that TCB will use will be Year 2000 compliant. Management cannot predict the amount of financial difficulties it may incur due to customers and vendors inability to perform according to their agreements with TCB or the effects that other third parties may cause as a result of this issue. Therefore, there can be no assurance that the failure or delay of others to address the issue or that the costs involved in such process will not have a material adverse effect on TCB's business, financial condition, and results of operations.

    TCB'scontingency   plans   relative  to  Year  2000  issues  have  not  been
         finalized. These plans are evolving as the testing of systems proceeds. During the completion of the testing phase management will determine if it is necessary to develop a "worst case scenario" contingency plan. Based on testing results to date (as noted above), TCB's mission critical systems have been deemed to be Year 2000 compliant and, therefore a contingency plan has not been developed with respect to those systems. With regards to nonmission critical internal systems, TCB's contingency plans are to replace those systems that test as being noncompliant. Alternatively, some systems could be handled manually on an interim basis. Should outside service providers not be able to provide compliant systems, TCB will terminate those relationships and transfer to other vendors. It is anticipated that TCB's deposit customers will have increased demands for cash in the latter part of 1999 and correspondingly TCB will maintain higher liquidity levels.

(17) New Bank Charter and Planned Public Offering
    TCB along with a group of local organizers made application to the state of Florida for a bank charter in Highlands County, Florida. Management planned to raise the capital for the new bank from a public offering of TCB's common stock. In early 1999, TCB withdrew their application and the local organizers from Highlands County elected to continue without TCB. Because of this, management has terminated its planned public offering and has charged-off $88,986 in prepaid offering expenses as of December 31, 1998.

                          Independent Auditors' Report



Board of Directors
The Commercial Bancorp, Inc.
Ormond Beach, Florida:

We have audited the accompanying consolidated balance sheets of The Commercial Bancorp, Inc. and Subsidiary ("TCB") at December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of TCB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TCB at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, TCB changed its method of accounting for organizational costs. During 1998, TCB adopted AICPA Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities."





HACKER, JOHNSON, COHEN & GRIEB PA
Tampa, Florida
January 29, 1999

                              CORPORATE INFORMATION




Corporate
Headquarters                              258 North Nova Road
                                          Ormond Beach, Florida 32174
                                          (904) 672-3003



Annual
Meeting The Annual Meeting of the Stockholders will be held at the Trails Homeowners Association Community Center, 201 Main Trail, Ormond Beach, Florida at 2:00 P.M., April 20, 1999.



Transfer Agent and
Registrar                                  Continental  Stock  Transfer  & Trust
                                           Company 2 Broadway New York, New York
                                           10004



Form 10-KSB                                A copy of the Form  10-KSB,  as filed
                                           with  the   Securities  and  Exchange
                                           Commission,   may  be   obtained   by
                                           stockholders   without   charge  upon
                                           written  request  to  Mr.  Harvey  E.
                                           Buckmaster,  Chief Financial Officer,
                                           The  Commercial  Bancorp,  Inc.,  258
                                           North   Nova  Road,   Ormond   Beach,
                                           Florida 32174.



Corporate Counsel                          Igler &  Dougherty,  P.A.  1501  Park
                                           Avenue  East   Tallahassee,   Florida
                                           32301



Independent
Auditors Hacker, Johnson, Cohen & Grieb PA Certified Public Accountants 500 North Westshore Boulevard Tampa, Florida 33609